UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

LINEAGE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53566V 106

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 53566V 106

1.	Name of Reporting Person: Bay Grove Capital Group LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 180,147,880.4(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 180,147,880.4(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 180,147,880.4(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 71.7%(2)
12.	Type of Reporting Person: OO

(1)

Represents (i) 157,438,127.3 shares of common stock of the Issuer (“Common Stock”) held directly by BG Lineage Holdings, LLC (“BGLH”), (ii) the 10,789,310.4 outstanding units of partnership interests designated as Legacy Class A Units (“Legacy Class A Units”) of Lineage OP, LP (the “Operating Partnership”), (iii) the 10,459,294.9 outstanding units of partnership interests designated as Legacy Class B Units (“Legacy Class B Units”) of the Operating Partnership, and (iv) the 1,461,147.8 outstanding units of limited liability company interests in Lineage Logistics Holdings, LLC designated as OPEUs (“OPEUs”) and held by BG Maverick, LLC (“BG Maverick”).

BGLH is managed by Bay Grove Management Company, LLC (“BGMC”). Bay Grove Capital Group LLC (“BGCG”) is the sole managing member of BGMC, BG Cold, LLC (“BG Cold”) and BG Maverick. BGLH through its subsidiary has the power to vote and determine the disposition of all outstanding Legacy Class A Units and all outstanding Legacy Class B Units. BGCG is managed by Adam Forste and Kevin Marchetti who share voting and investment power over these securities. Each of Messrs. Forste and Marchetti, BGCG, BGMC, BGLH and BG Cold (collectively, the “Reporting Persons”) disclaim beneficial ownership of these securities except as to any pecuniary interest therein.

Legacy Class A Units and Legacy Class B Units will from time to time before the third anniversary of the closing of the initial public offering of the Issuer (the “IPO”) be reclassified on a one-for-one basis to units to partnership interest in the Operating Partnership designated as Partnership Common Units (“Partnership Common Units”). Holders of Partnership Common Units have the right to redeem their Partnership Common Units in exchange for cash or, at the election of the Issuer, shares of Common Stock on a one-for-one basis.

OPEUs are exchangeable into Partnership Common Units on a one-for-one basis at the election of the holder following the second anniversary of the closing of the IPO, and the resulting Partnership Common Units are redeemable in exchange for cash or, at the election of the Issuer, Shares on a one-for-one basis following the Final Distribution, as provided in the LLH Partnership Agreement. OPEUs are reported beneficially owned herein notwithstanding the holding periods.

(2)	Based upon (i) 228,403,383 shares of the Issuer’s Common Stock outstanding as of September 30, 2024 and (ii) the securities identified in footnote 1, clauses (ii) through (iv) above.

CUSIP No.: 53566V 106

1.	Name of Reporting Person: Bay Grove Management Company, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 178,686,732.6(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 178,686,732.6(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 178,686,732.6(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 71.6%(2)
12.	Type of Reporting Person: OO

(1)	Represents (i) 157,438,127.3 shares of Common Stock held directly by BGLH, (ii) the 10,789,310.4 outstanding Legacy Class A Units and (iii) the 10,459,294.9 outstanding Legacy Class B Units.

BGLH is managed by BGMC. BGCG is the sole managing member of BGMC. BGLH through its subsidiary has the power to vote and determine the disposition of all outstanding Legacy Class A Units and all outstanding Legacy Class B Units. BGCG is managed by Adam Forste and Kevin Marchetti, who share voting and investment power over these securities. Each of the Reporting Persons disclaim beneficial ownership of these securities except as to any pecuniary interest therein.

(2)	Based upon (i) 228,403,383 shares of the Issuer’s Common Stock outstanding as of September 30, 2024 and (ii) the securities identified in footnote 1, clauses (ii) and (iii) above.

CUSIP No.: 53566V 106

1.	Name of Reporting Person: BG Lineage Holdings, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 178,686,732.6(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 178,686,732.6(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 178,686,732.6(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 71.6%(2)
12.	Type of Reporting Person: OO

(1)	Represents (i) 157,438,127.3 shares of Common Stock held directly by BGLH, (ii) the 10,789,310.4 outstanding Legacy Class A Units and (iii) the 10,459,294.9 outstanding Legacy Class B Units.

BGLH is managed by BGMC. BGCG is the sole managing member of BGMC. BGLH through its subsidiary has the power to vote and determine the disposition of all outstanding Legacy Class A Units and all outstanding Legacy Class B Units. BGCG is managed by Adam Forste and Kevin Marchetti, who share voting and investment power over these securities. Each of the Reporting Persons disclaim beneficial ownership of these securities except as to any pecuniary interest therein.

(2)	Based upon (i) 228,403,383 shares of the Issuer’s Common Stock outstanding as of September 30, 2024 and (ii) the securities identified in footnote 1, clauses (ii) and (iii) above.

CUSIP No.: 53566V 106

1.	Name of Reporting Person: BG Cold, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 178,686,732.6(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 178,686,732.6(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 178,686,732.6(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 71.6%(2)
12.	Type of Reporting Person: OO

(1)	Represents (i) 157,438,127.3 shares of Common Stock held directly by BGLH, (ii) the 10,789,310.4 outstanding Legacy Class A Units and (iii) the 10,459,294.9 outstanding Legacy Class B Units.

BGLH is managed by BGMC. BGCG is the sole managing member of BGMC and BG Cold. BGLH through its subsidiary has the power to vote and determine the disposition of all outstanding Legacy Class A Units and all outstanding Legacy Class B Units. BGCG is managed by Adam Forste and Kevin Marchetti, who share voting and investment power over these securities. Each of the Reporting Persons disclaims beneficial ownership of these securities except as to any pecuniary interest therein.

(2)	Based upon (i) 228,403,383 shares of the Issuer’s Common Stock outstanding as of September 30, 2024 and (ii) the securities identified in footnote 1, clauses (ii) and (iii) above.

CUSIP No.: 53566V 106

1.	Name of Reporting Person: Kevin Patrick Marchetti
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 211,182(1)
	6.	Shared Voting Power: 180,147,880.4(2)
	7.	Sole Dispositive Power: 211,182(1)
	8.	Shared Dispositive Power: 180,147,880.4(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 180,359,062.4(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 71.8%(3)
12.	Type of Reporting Person: IN

(1)

Represents (i) 190,162 shares of Common Stock and (ii) 21,020 Partnership Common Units, each held directly by KPM Cold Storage LLC, which entity is directly managed by Mr. Marchetti, who has sole voting and investment power over these securities but disclaims beneficial ownership of these securities except as to any pecuniary interest therein.

(2)

Represents (i) 157,438,127.3 shares of Common Stock held directly by BGLH, (ii) the 10,789,310.4 outstanding Legacy Class A Units, (iii) the 10,459,294.9 outstanding Legacy Class B Units and (iv) the 1,461,147.8 outstanding OPEUs held by BG Maverick.

BGLH is managed by BGMC. BGCG is the sole managing member of BGMC, BG Cold and BG Maverick. BGLH through its subsidiary has the power to vote and determine the disposition of all outstanding Legacy Class A Units and all outstanding Legacy Class B Units. BGCG is managed by Adam Forste and Kevin Marchetti, who share voting and investment power over these securities. The Reporting Persons disclaim beneficial ownership of these securities except as to any pecuniary interest therein.

(3)

Based upon (i) 228,403,383 shares of the Issuer’s Common Stock outstanding as of September 30, 2024 and (ii) the securities identified in footnote 1, clause (ii) and footnote 2, clauses (ii) through (iv) above.

CUSIP No.: 53566V 106

1.	Name of Reporting Person: Adam Matthew Schwartz Forste
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 211,129(1)
	6.	Shared Voting Power: 180,147,880.4(2)
	7.	Sole Dispositive Power: 211,129(1)
	8.	Shared Dispositive Power: 180,147,880.4(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 180,359,009.4(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 71.8%(3)
12.	Type of Reporting Person: IN

(1)

Represents (i) 190,114 shares of Common Stock and (ii) 21,015 Partnership Common Units, each held directly by AF Cold Promote Holdings, LLC, which entity is indirectly managed by Mr. Forste, who has sole voting and investment power over these securities but disclaims beneficial ownership of these securities except as to any pecuniary interest therein.

(2)

Represents (i) 157,438,127.3 shares of Common Stock held directly by BGLH, (ii) the 10,789,310.4 outstanding Legacy Class A Units, (iii) the 10,459,294.9 outstanding Legacy Class B Units and (iv) the 1,461,147.8 outstanding OPEUs held by BG Maverick.

BGLH is managed by BGMC. BGCG is the sole managing member of BGMC, BG Cold and BG Maverick. BGLH through its subsidiary has the power to vote and determine the disposition of all outstanding Legacy Class A Units and all outstanding Legacy Class B Units. BGCG is managed by Adam Forste and Kevin Marchetti, who share voting and investment power over these securities. The Reporting Persons disclaim beneficial ownership of these securities except as to any pecuniary interest therein.

(3)

Based upon (i) 228,403,383 shares of the Issuer’s Common Stock outstanding as of September 30, 2024 and (ii) the securities identified in footnote 1, clause (ii) and footnote 2, clauses (ii) through (iv) above.

Item 1.	(a)	Name of Issuer:

Lineage, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

46500 Humboldt Drive

Novi, Michigan 48377

Item 2.	(a)	Name of Person Filing:

Bay Grove Capital Group LLC, a Delaware limited liability company (“BGCG”)

Bay Grove Management Company, LLC, a Delaware limited liability company (“BGMC”)

BG Lineage Holdings, LLC, a Delaware limited liability company (“BGLH”)

BG Cold, LLC, a Delaware limited liability company (“BG Cold” and, together with BGCG, BGMC and BGLH, the “Bay Grove Entities”)

Kevin Patrick Marchetti (“Mr. Marchetti”)

Adam Matthew Schwartz Forste (“Mr. Forste”)

	(b)	Address or Principal Business Office or, if none, Residence:

c/o Bay Grove Capital Group LLC 801 Montgomery Street, Fifth Floor

San Francisco, California 94133

	(c)	Citizenship or Place of Organization:

The Bay Grove Entities are all Delaware limited liability companies.

Mr. Marchetti and Mr. Forste are citizens of the United States of America.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

53566V 106

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		BGCG		BGMC		BGLH		BG Cold		Mr. Marchetti		Mr. Forste
(a)	Amount beneficially owned:	180,147,880.4	(1)	178,686,732.6	(2)	178,686,732.6	(2)	178,686,732.6	(2)	180,359,062.4	(1)(3)	180,359,009.4	(1)(4)
(b)	Percent of class:	71.7	%(5)	71.6	%(5)	71.6	%(5)	71.6	%(5)	71.8	%(5)	71.8	%(5)
(c)	Shares as to which such person has:
	(i) Sole power to vote or direct the vote:	0		0		0		0		211,182		211,129
	(ii) Shared power to vote or direct the vote:	180,147,880.4		178,686,732.6		178,686,732.6		178,686,732.6		180,147,880.4		180,147,880.4
	(iii) Sole power to dispose or direct the disposition of:	0		0		0		0		211,182		211,129
	(iv) Shared power to dispose or direct the disposition of:	180,147,880.4		178,686,732.6		178,686,732.6		178,686,732.6		180,147,880.4		180,147,880.4

(1)

Shared power to vote and dispose of (i) 157,438,127.3 shares of Common Stock held directly by BGLH, (ii) the 10,789,310.4 outstanding Legacy Class A Units, (iii) the 10,459,294.9 outstanding Legacy Class B Units and (iv) the 1,461,147.8 outstanding OPEUs held by BG Maverick. The Reporting Persons disclaim beneficial ownership of these securities except as to any pecuniary interest therein.

(2)

Shared power to vote and dispose of (i) 157,438,127.3 shares of Common Stock held directly by BGLH, (ii) the 10,789,310.4 outstanding Legacy Class A Units and (iii) the 10,459,294.9 outstanding Legacy Class B Units. The Reporting Persons disclaim beneficial ownership of these securities except as to any pecuniary interest therein.

(3)

Sole power to vote and dispose of (i) 190,162 shares of Common Stock and (ii) 21,020 Partnership Common Units, each held directly by KPM Cold Storage LLC, which entity is directly managed by Mr. Marchetti, who has sole voting and investment power over these securities but disclaims beneficial ownership of these securities except as to any pecuniary interest therein.

(4)

Sole power to vote and dispose of (i) 190,114 shares of Common Stock and (ii) 21,015 Partnership Common Units, each held directly by AF Cold Promote Holdings, LLC, which entity is indirectly managed by Mr. Forste, who has sole voting and investment power over these securities but disclaims beneficial ownership of these securities except as to any pecuniary interest therein.

(5)

Based upon (i) 228,403,383 shares of the Issuer’s Common Stock outstanding as of September 30, 2024 and (ii) the Legacy Class A Units, the Legacy Class B Units, and if applicable, the OPEUs and Partnership Common Units, deemed beneficially owned as disclosed in the footnotes above.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2024	/s/ Kristina Hentschel, as Attorney-in-Fact, for Bay Grove Capital Group LLC

Dated: October 24, 2024	/s/ Kristina Hentschel, as Attorney-in-Fact, for Bay Grove Management Company, LLC

Dated: October 24, 2024	/s/ Kristina Hentschel, as Attorney-in-Fact, for BG Lineage Holdings, LLC

Dated: October 24, 2024	/s/ Kristina Hentschel, as Attorney-in-Fact, for BG Cold, LLC

Dated: October 24, 2024	/s/ Kristina Hentschel, as Attorney-in-Fact, for Kevin Patrick Marchetti

Dated: October 24, 2024	/s/ Kristina Hentschel, as Attorney-in-Fact, for Adam Matthew Schwartz Forste